ATRIUM
BIOTECHNOLOGIES



May 16, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549
USA

**Re: Rule 12g3-2(b) Submission for Atrium Biotechnologies Inc.**
**SEC File number: 082-35044**



Ladies and Gentlemen,

You will find enclosed herewith a copy of the following documents that Atrium Biotechnologies Inc. is furnishing to the Securities and Exchange Commission (the "SEC") pursuant to Rule 12g3-2(b) of the *Securities Exchange Act* of 1934:

1. **Interim Financial Statements as of March 31, 2007**
2. **Certification of Interim Filings by the CEO**
3. **Certification of Interim Filings by the CFO**
4. **MD&A**
5. **Certificate of Amendment and Articles of Amendment**
6. **Corporations Canada, Form 6 - Changes Regarding Directors**
7. **TSX, Form 3 - Submission - Change in Officers / Directors / Trustees**
8. **Registraire des enterprises (Québec), Amending Declarations**
9. **Report on Voting Results**
10. **Material Change Report**

I would kindly ask you to acknowledge receipt of the enclosed documents by returning to the undersigned one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Manon Deslauriers
Corporate Secretary



Encl. (12)



1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-bio.com
www.atrium-bio.com

# Atrium Biotechnologies Inc.

## Interim Consolidated Financial Statements

(expressed in thousands of **US DOLLARS**)

For the periods ended March 31, 2007 and 2006

# Atrium Biotechnologies Inc.

## Interim Consolidated Balance Sheets

(expressed in thousands of **US DOLLARS**)

| *Unaudited* | As at March 31, 2007 | As at December 31, 2006 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 24 384 | 22 316 |
| Accounts receivable | 65 235 | 59 719 |
| Income tax recoverable | 2 668 | 3 090 |
| Inventory | 29 309 | 33 226 |
| Prepaid expenses | 1 921 | 1 687 |
| Future income tax assets | 455 | 477 |
| | 123 972 | 120 515 |
| **Long-term investment, at cost** | 1 581 | 1 566 |
| **Property, plant and equipment** | 8 504 | 6 202 |
| **Intangible assets** | 75 331 | 73 700 |
| **Goodwill (note 4)** | 132 476 | 116 165 |
| **Future income tax assets** | 4 325 | 4 124 |
| | 346 189 | 322 272 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities | 49 235 | 51 254 |
| Income taxes | 1 851 | 173 |
| Deferred revenues | 121 | 160 |
| Current portion of long-term debt | 265 | - |
| | 51 472 | 51 587 |
| **Long-term debt** | 105 086 | 91 158 |
| **Employee future benefits** | 256 | 253 |
| **Future income tax liabilities** | 20 345 | 20 246 |
| | 177 159 | 163 244 |
| **Shareholders' Equity** | | |
| **Share capital (note 5)** | 80 917 | 80 640 |
| **Contributed surplus** | 1 726 | 1 749 |
| **Retained earnings** | 73 869 | 65 251 |
| **Accumulated other comprehensive income** | 12 518 | 11 388 |
| | 169 030 | 159 028 |
| | 346 189 | 322 272 |

The accompanying notes are an integral part of these interim consolidated financial statements.

**Approved by the Board of Directors,**

Luc Dupont, Director

Gérard Limoges, Director

# Atrium Biotechnologies Inc.

## Interim Consolidated Statements of Retained Earnings

(expressed in thousands of **US DOLLARS**)

| *Unaudited* | Quarters ended March 31, 2007 | 2006 |
|---|---|---|
| | $ | $ |
| **Balance - Beginning of period** | 65,251 | 38,596 |
| Net earnings for the period | 8,618 | 6,892 |
| **Balance - End of period** | 73,869 | 45,488 |

## Interim Consolidated Statements of Contributed Surplus

(expressed in thousands of **US DOLLARS**)

| *Unaudited* | Quarters ended March 31, 2007 | 2006 |
|---|---|---|
| | $ | $ |
| **Balance - Beginning of period** | 1,749 | 1,497 |
| Stock-based compensation costs | 31 | 65 |
| Exercise of stock options | ( 54) | - |
| **Balance - End of period** | 1,726 | 1,562 |

## Interim Consolidated Statements of Other Comprehensive Income

(expressed in thousands of **US DOLLARS**)

| *Unaudited* | Quarters ended March 31, 2007 | 2006 |
|---|---|---|
| | $ | $ |
| **Net earnings for the period** | 8,618 | 6,892 |
| Other comprehensive income, net of tax: | | |
| Translation adjustment | 1,032 | 674 |
| Fair value variation of a derivative designated as cash flow hedge | ( 118) | - |
| Other comprehensive income | 914 | 674 |
| **Comprehensive income for the period** | 9,532 | 7,566 |

## Interim Consolidated Statements of Accumulated Other Comprehensive Income

(expressed in thousands of **US DOLLARS**)

| *Unaudited* | Quarters ended March 31, 2007 | 2006 |
|---|---|---|
| | $ | $ |
| **Balance - Beginning of period** | 11,388 | 5,333 |
| Adjustment related to the implementation of a new accounting standard (note 2) | 216 | - |
| Other comprehensive income | 914 | 674 |
| **Balance - End of period** | 12,518 | 6,007 |

The accompanying notes are an integral part of these interim consolidated financial statements.

# Atrium Biotechnologies Inc.

## Interim Consolidated Statements of Earnings

(expressed in thousands of **US DOLLARS**, except share and per share data)

| *Unaudited* | Quarters ended March 31, 2007 | 2006 |
|---|---|---|
| | $ | $ |
| **Revenues** | 94,686 | 76,009 |
| **Operating expenses** | | |
| Cost of sales | 66,269 | 54,556 |
| Selling and administrative expenses | 13,319 | 9,993 |
| Research and development costs | 146 | 132 |
| Research and development tax credits, grants and other revenues | ( 7) | ( 26) |
| Depreciation and amortization | | |
| Property, plant and equipement | 558 | 379 |
| Intangible assets | 471 | 438 |
| | 80,756 | 65,472 |
| **Earnings from operations** | 13,930 | 10,537 |
| **Other revenues (expenses)** | | |
| Dividend income | - | 2,258 |
| Interest income | 263 | 192 |
| Financial expenses | | |
| Interest on long term-debt | ( 1,965) | ( 3,941) |
| Other | ( 137) | ( 255) |
| Foreign exchange gain | 79 | 171 |
| | ( 1,760) | ( 1,575) |
| **Earnings before income tax** | 12,170 | 8,962 |
| **Income tax expense** | | |
| Current income tax expense | 3,596 | 1,986 |
| Future income tax expense (benefit) | ( 44) | 84 |
| | 3,552 | 2,070 |
| **Net earnings for the period** | 8,618 | 6,892 |
| **Net earnings per share** | | |
| Basic | 0.28 | 0.23 |
| Diluted | 0.26 | 0.21 |
| **Weighted average number of shares outstanding (000's)** | | |
| Basic | 30,669 | 30,040 |
| Diluted | 32,594 | 32,403 |

The accompanying notes are an integral part of these interim consolidated financial statements.

# Atrium Biotechnologies Inc.

## Interim Consolidated Statements of Cash Flows

(expressed in thousands of **US DOLLARS**)

| *Unaudited* | Quarters ended March 31, 2007 | 2006 |
|---|---|---|
| | $ | $ |
| **Cash flows from operating activities** | | |
| Net earnings for the period | 8,618 | 6,892 |
| Items not affecting cash and cash equivalents | | |
| Depreciation and amortization | 1,029 | 817 |
| Deferred charges | 111 | 140 |
| Deferred revenues | ( 40) | 344 |
| Gain on derivative financial instruments | ( 1) | - |
| Stock-based compensation costs | 31 | 65 |
| Future income taxes | ( 44) | 84 |
| Foreign exchange loss (gain) on long-term items denominated in foreign currency | 24 | ( 291) |
| Change in non-cash operating working capital items | | |
| Accounts receivable | ( 2,896) | ( 3,878) |
| Inventory | 4,900 | 3,352 |
| Prepaid expenses | ( 223) | ( 474) |
| Accounts payable and accrued liabilities | ( 3,475) | ( 6,971) |
| Income taxes | 1,730 | 142 |
| | 9,764 | 222 |
| **Cash flows from financing activities** | | |
| Increase in long-term debt | 21,385 | 16 |
| Payments on long-term debt | ( 10,188) | ( 1,327) |
| Issuance of shares, net of share issue expenses and related income tax | 223 | 145 |
| | 11,420 | ( 1,166) |
| **Cash flows from investing activities** | | |
| Proceeds from the sale of short-term investments | - | 1,736 |
| Business acquisitions, net of cash and cash equivalents acquired | ( 19,138) | ( 1,125) |
| Purchase of property, plant and equipment | ( 332) | ( 176) |
| Acquisition of amortizable intangible assets | ( 3) | ( 13) |
| | ( 19,473) | 422 |
| **Net change in cash and cash equivalent** | 1,711 | ( 522) |
| **Effect of exchange rate changes on cash and cash equivalents** | 357 | 101 |
| **Cash and cash equivalents - Beginning of period** | 22,316 | 14,886 |
| **Cash and cash equivalents - End of period** | 24,384 | 14,465 |
| **Additional information** | | |
| Interest paid | 1,932 | 6,206 |
| Income taxes paid | 1,826 | 1,810 |

The accompanying notes are an integral part of these interim consolidated financial statements.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

### 1 Basis of presentation

These interim financial statements as at March 31, 2007 and for the periods ended March 31, 2007 and 2006, are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows for these periods have been included.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed in note 2. All disclosures required for annual financial statements have not been included in these financial statements. These consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These interim results of operations are not necessarily indicative of the results for the full year.

### 2 New accounting standards

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments - Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated other comprehensive income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the Other comprehensive income. Moreover, the deferred financing fees are presented against the long-term debt.

### 3 Business acquisition

On January 19, 2007, the Company acquired, through one of its U.S. subsidiaries, all of the outstanding shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of $19,336,000, including all acquisition-related costs, of which an amount of $19,029,000 was paid cash, net of cash and cash equivalents acquired of $126,000 and $181,000 was accrued as acquisition-related costs. AquaCap is a leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States.

This acquisition has been accounted for using the purchase method and the results of operations have been included in the statement of earnings from the date of acquisition. The total consideration was allocated based on management's preliminary assesment as to the estimated fair value at the acquisition date. This preliminary assesment is subject to change upon receipt of an independant valuation report and the final determination of the fair value of the assets acquired and liabilities assumed.

| The allocated values of the net assets acquired are as follows: | AquaCap<br>$ |
|---|---|
| Assets | |
| Current assets | 3,183 |
| Property, plant and equipment | 2,509 |
| Intangible assets | 2,000 |
| | 7,692 |
| Liabilities | |
| Current liabilities | 1,470 |
| Long-term debt | 2,781 |
| Net identifiable assets acquired | 3,441 |
| Goodwill | 15,895 |
| Purchase price | 19,336 |

Goodwill and intangible assets from AquaCap are included in the Health & Nutrition segment and are not deductible for income tax purposes.

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

### 4 Goodwill

The change in the carrying value is as follows :

| | Active Ingredients & Specialty Chemicals | Health & Nutrition | Total |
|---|---|---|---|
| | $ | $ | $ |
| Balance as at December 31, 2005 | 45,503 | 63,532 | 109,035 |
| Acquisitions | 2,384 | 3,001 | 5,385 |
| Adjustments (a) | 1,232 | ( 3,328) | ( 2,096) |
| Impact of foreign exchange rate | 3,986 | ( 145) | 3,841 |
| Balance as at December 31, 2006 | 53,105 | 63,060 | 116,165 |
| Acquisition (note 3) | - | 15,895 | 15,895 |
| Adjustments (a) | - | 95 | 95 |
| Impact of foreign exchange rate | 606 | ( 285) | 321 |
| Balance as at March 31, 2007 | 53,711 | 78,765 | 132,476 |

(a) Adjustments consist of changes to the estimated fair value of assets acquired and liabilities assumed, contingent payments, additional acquisition-related costs and reversal of accounts payable and accrued liabilities related to acquisitions.

### 5 Share capital

Authorized

Unlimited number of shares of the following classes :

Multiple voting shares, voting and participating, bearing two votes per share, convertible at the option of the holder into subordinate voting shares on a one-for-one basis

Subordinate voting shares, voting and participating, one vote per share

Preferred non-voting shares, preferred dividend, whose emission can be carried out in one or more series

Issued

| | As at March 31, 2007 | | As at December 31, 2006 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| | | $ | | $ |
| **Subordinate voting shares** | | | | |
| Balance - Beginning of period | 30,624,947 | 80,640 | 15,997,447 | 71,329 |
| Issued pursuant to the stock option plan | 72,500 | 223 | 627,500 | 1,605 |
| Stock-based compensation costs | - | 54 | - | 50 |
| Conversion of multiple voting shares into subordinate voting shares | - | - | 14,000,000 | 7,656 |
| **Balance - End of period** | 30,697,447 | 80,917 | 30,624,947 | 80,640 |

# Atrium Biotechnologies Inc.

## Notes to Interim Consolidated Financial Statements

**For the periods ended March 31, 2007 and 2006**

(tabular amounts in thousands of US DOLLARS, except share and per share data and as otherwise noted)

*Unaudited*

### 6 Segment information

The following tables present information by segment :

| | Quarters ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | |
| | Active Ingredients & Specialty Chemicals | Health & Nutrition | Total | Active Ingredients & Specialty Chemicals | Health & Nutrition | Total |
| | $ | $ | $ | $ | $ | $ |
| Revenues | 58,790 | 35,896 | 94,686 | 48,130 | 27,879 | 76,009 |
| Earnings from operations | 4,644 | 9,286 | 13,930 | 3,867 | 6,670 | 10,537 |
| Depreciation and amortization | 255 | 774 | 1,029 | 222 | 595 | 817 |
| Capital expenditures | 95 | 240 | 335 | 40 | 149 | 189 |

| | As at March 31, 2007 | | | As at December 31, 2006 | | |
|---|---|---|---|---|---|---|
| Segment assets | 138,127 | 198,237 | 346,189 | 143,439 | 164,962 | 308,401 |

Unallocated assets amount to $9,825,000 as at March 31, 2007 and $14,917,000 as at December 31, 2006 and consist mainly of cash and cash equivalents, accounts receivables, income taxes recoverable, investment, at cost and future income tax assets.

### 7 Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net earnings per share calculation:

| | As at March 31, | |
|---|---|---|
| | 2007 | 2006 |
| **Basic weighted average number of shares outstanding (000's)** | 30,669 | 30,040 |
| Dilutive effect of stock options (000's) | 1,925 | 2,363 |
| **Diluted weighted average number of shares outstanding (000's)** | 32,594 | 32,403 |

### 8 Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.

**Form 52-109F2 – Certification of Interim Filings**

I, Luc Dupont, President and Chief Executive Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : May 9, 2007

Luc Dupont
President and Chief Executive Officer

**Form 52-109F2 – Certification of Interim Filings**

I, John Dempsey, Vice President Finance and Chief Financial Officer of Atrium Biotechnologies Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Atrium Biotechnologies Inc., (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosures controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date : May 9, 2007

John Dempsey

John Dempsey
Vice President Finance
and Chief Financial Officer

# Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q1-2007

## Message to Shareholders

Atrium Biotechnologies had an excellent 2007 first quarter with revenues of US$94.7 million, an increase of 24.6% when compared to the same quarter a year earlier. EBITDA increased to US$15.0 million, up 31.8% from last year. Net earnings reached US$8.6 million for the quarter, an increase of 25.0% compared to the same quarter last year. We continue to generate significant operating cash flows with US$9.7 million generated during the first quarter of 2007.

These increases are mainly due to organic growth in both divisions and to the acquisition of AquaCap in January 2007. This company, which is the leader in the development and manufacturing of liquid filled capsules within the nutritional supplement industry in the United States, will allow us, with this cutting edge technology, to offer even more innovative products to our clients.

On the corporate front, Æterna Zentaris, our former parent company, which sold a portion of its Atrium Biotechnologies shares in October 2006, completed its distribution of our shares to its shareholders in early January 2007. This expanded Atrium Biotechnologies' shareholder base from 1,500 to nearly 20,000 shareholders. In addition to increasing the liquidity of our shares, this decision gave the Company full control as there no longer is a majority shareholder and, going forward, only one class of shares outstanding.

To conclude, more than ever before, Atrium Biotechnologies has everything it needs to pursue its development plan: a healthy financial situation to sustain organic growth and growth by acquisitions, efficient structure, innovative products with high added value and market niches with aggressive growth.

Luc Dupont
President and Chief Executive Office

# Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q1-2007

*The following analysis provides a review of Atrium Biotechnologies Inc.'s ("Atrium Biotechnologies") results of operations and cash flows for the quarter ended March 31, 2007 compared with the quarter ended March 31, 2006 and the financial conditions as at March 31, 2007 compared to December 31, 2006. In this Management's Discussion and Analysis ("MD&A"), "Atrium Biotechnologies", the "Company", "we", "us", and "our" mean Atrium Biotechnologies Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our annual consolidated financial statements and related notes for the years ended on December 31, 2006, 2005 and 2004.*

***All amounts are in US dollars unless otherwise indicated.***

*Our consolidated financial statements are reported in thousands of US dollars and have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, or Canadian GAAP. We occasionally refer to non-GAAP financial measures in this MD&A. These non-GAAP financial measures do not have any meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These non-GAAP financial measures are presented in a consistent manner. These measures consist of earnings before interest and taxes ("EBIT" or "earnings from operations"), earnings before interest. taxes, depreciation and amortization ("EBITDA") and gross margin. EBIT means net earnings less (i) dividend income, interest income and foreign exchange gain; and add (ii) financial expenses and income tax expense. EBITDA means the addition of EBIT and depreciation and amortization. Gross margin means sales less cost of goods sold; cost of goods sold does not include depreciation of production equipment. They are disclosed to provide additional information and should not be considered as a substitute for measures of performance prepared in accordance with GAAP.*

**COMPANY OVERVIEW**

Atrium Biotechnologies is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium Biotechnologies markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium Biotechnologies has over 560 employees and operates four manufacturing facilities.

The Company is organized in two divisions which are: (i) Health & Nutrition; and (ii) Active Ingredients & Specialty Chemicals:

**1. HEALTH & NUTRITION**

This division develops, manufactures and markets more than 1,300 proprietary health and nutrition finished products, vitamins, minerals and specialized products through a network of more than 40,000 healthcare professionals in the United States like medical doctors, chiropractors and nutritionists. In addition, some of our products are offered in more than 25 countries through a network of more than 45 distributors targeting niche markets.

**2. ACTIVE INGREDIENTS & SPECIALTY CHEMICALS**

This division develops, manufactures and markets over 2,000 value-added active ingredients and specialty chemicals for the cosmetic, pharmaceutical, industrial and nutrition sectors. Our portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Our proprietary active ingredients are commercialized through our own sales force in France and Canada and through a network of more than 42 specialized distributors in 48 other countries.

**FINANCIAL SUMMARY FOR THE FIRST QUARTER OF 2007:**

- Revenues were $94.7 million for the quarter ended March 31, 2007 in comparison with $76.0 million for the same period en 2006, an increase of 24.6%;
- EBITDA increased by 31.8% to $15.0 million in the first quarter of 2007 compared to $11.4 million for the same period in 2006;
- Net earnings reached $8.6 million for the quarter ended March 31, 2007 compared to $6.9 million for the same period in 2006, an increase of 25.0%;
- Cash flow from operating activities before changes in non-cash operating working capital items were $9.7 million for the first quarter of 2007 compared to $8.1 million for the same period in 2006, an increase of 20.8%.

# Management's Discussion and Analysis of Financial Condition and Results of Operations ► Q1-2007

**IMPORTANT EVENT DURING THE FIRST QUARTER OF 2007:**

**Acquisition of AquaCap Pharmaceutical, Inc.**
On January 19, 2007, the Company, through one of its U.S. subsidiaries, completed the acquisition of all the shares of AquaCap Pharmaceutical, Inc. ("AquaCap") for a total consideration of $19.3 million. The payment was settled through the Company's revolving credit facility. This company is the leading developer and manufacturer of liquid filled capsules within the nutritional supplement industry in the United States. This acquisition is in the Health & Nutrition Division.

## Consolidated Statement of Earnings Summary

| | Quarters ended March 31 | |
|---|---|---|
| (in thousands of US dollars) | **2007** | **2006** |
| | **$** | **$** |
| **Revenues** | **94,686** | 76,009 |
| Earnings from operations (EBIT) | **13,930** | 10,537 |
| Depreciation and amortization | **1,029** | 817 |
| **EBITDA** | **14,959** | 11,354 |
| **Net earnings** | **8,618** | 6,892 |
| **Net earnings per share (EPS)** | | |
| **Basic** | **0.28** | 0.23 |
| **Diluted** | **0.26** | 0.21 |
| **Cash flow from operating activities before changes in non-cash operating working capital items** | **9,728** | 8,051 |

## Consolidated Balance Sheet Data

| | As of March 31, | As of December 31, |
|---|---|---|
| (in thousands of US dollars) | **2007** | **2006** |
| | **$** | **$** |
| **Total assets** | **346,189** | 322,272 |
| **Long-term liabilities** | **125,687** | 111,657 |

**Revenues** for the quarter ended March 31, 2007, were $94.7 million compared to $76.0 million for the same period in 2006, an increase of $18.7 million or 24.6%. The increase came from the acquisitions of AquaCap in January 2007, Amisol in May 2006 and DL Canada in September 2006 and from the organic growth in our two divisions. We expect continued growth in revenues during the next quarters of 2007 due to the consolidation of the results of newly-acquired AquaCap in January 2007 and from organic growth in both divisions.

**Gross margin** amounted to $28.4 million for the quarter ended March 31, 2007, compared to $21.5 million in the same period of 2006, an increase of $6.9 million or 32.5%. This variation is primarily attributable to: (i) the gross

margin from the acquisition of AquaCap in January 2007 and from the acquisitions of Amisol and DL Canada during 2006; (ii) organic growth in both divisions; and (iii) the synergies realized from the acquisitions of AquaCap, Douglas Laboratories and Amisol. The gross margin rate for the first quarter increased from 28.2% in 2006 to 30.0% in 2007. This improvement came primarily from synergies, from the integration of AquaCap's gross margin and from the higher margin products from the newly-acquired Amisol and DL Canada during 2006.

**Selling and administrative** expenses were $13.3 million for the quarter ended March 31, 2007, an increase of $3.3 million over the $10.0 million incurred during the same period in 2006. The increase primarily comes from the increase in operations and revenues and from the acquisitions of AquaCap, Amisol and DL Canada.

**EBITDA** for the quarter ended March 31, 2007 was $15.0 million compared to $11.4 million during the same period in 2006, an increase of $3.6 million or 31.8%. Most of the EBITDA increase in 2007 came from organic growth, from the acquisition of AquaCap in January 2007 and from the acquisitions of Amisol and DL Canada during 2006. The EBITDA margin increased from 14.9% for the three-month period ended March 31, 2006 to 15.8% for the same period in 2007. The EBITDA margin increase came essentially from the acquisitions of AquaCap, Amisol and DL Canada which have higher margin products and from synergies generated from the integration of these acquisitions.

**Depreciation and amortization** expenses for the quarter ended March 31, 2007 were $1.0 million, an increase of $0.2 million compared to $0.8 million for the same period in 2006. This increase is primarily due to the amortization of the property, plant and equipment resulting from the new purchase of 2006 and 2007.

**Dividend income and Interest income** for the quarter ended March 31, 2007 totaled $0.3 million compared to $2.5 million for the same period in 2006. This decrease is almost entirely due to the dividend income decrease totaling $2.3 million from the termination of the tax loss monetization program with Æterna Zentaris, our former parent company (refer to Related Party Transactions section of our 2006 Annual Report). This program is no longer in effect after the closing of the secondary offering of October 18, 2006. We therefore expect to have a decrease in dividend income for the year of 2007 of $7.4 million equivalent to the decrease we expect to have in financial expenses related to the termination of the same program.

**Financial expenses** for the quarter ended March 31, 2007 were $2.1 million compared to $4.2 million for the same period in 2006. The decrease is due directly from the termination, in October 2006, of the tax loss monetization program (refer to Related Party Transactions section of our 2006 Annual Report) for which we accounted $2.3 million of interest expense in the first quarter of 2006. The decrease was offset by the debt levels increase related to the latest acquisitions, particularly AquaCap in January 2007. We expect to have a decrease during the year of 2007 of $7.4 million in financial expenses due to the termination of the tax loss monetization program in 2006. This decrease will be offset by the increase of interest on long-term debt related to the debt level increase of $21.5 million in January 2007 for the acquisition of AquaCap.

**Income tax expense** amounted to $3.6 million (or 29.2% of earnings before taxes) for the quarter ended March 31, 2007 compared to $2.1 million (or 23.1% of earnings before taxes) during the same period of 2006. This increase in tax rate is primarily attributable to the termination, in October 2006, of the tax loss monetization program with Æterna Zentaris, our former parent company (refer to Related Party Transactions section of our 2006 Annual Report).

**Net earnings** for the quarter ended March 31, 2007 were $8.6 million or $0.28 per share ($0.26 per share on diluted basis) compared to $6.9 million or $0.23 per share ($0.21 per share on a diluted basis) for the same period in 2006, an increase of $1.7 million or 25.0%. This increase in net earnings is primarily attributable to the accretive acquisitions of AquaCap in January 2007, Amisol in May 2006 and DL Canada in September 2006 and to organic growth but offset by a higher tax rate.

**TOTAL CONSOLIDATED ASSETS AND LONG-TERM LIABILITIES**

Total consolidated assets, which were $322.3 million on December 31, 2006, amount to $346.2 million as of March 31, 2007. This increase reflects the acquisition of AquaCap in 2007 and the general increase in other operations. Long-term liabilities total $125.7 million as of March 31, 2007 compared to $111.7 million as of December 31, 2006 This increase is mainly due to the acquisition of AquaCap in January 2007, which generate an increase of $21.4 million offset by the reimbursement of a portion of the long term debt during the quarter of $10.2 million.

## Health & Nutrition Division Results (H&N)

| | Quarters ended March 31, | |
|---|---|---|
| (in thousands of US dollars) | 2007 | 2006 |
| | $ | $ |
| **Revenues** | **35,896** | 27,879 |
| Earnings from operations | **9,286** | 6,670 |
| Depreciation and amortization | **774** | 595 |
| **EBITDA** | **10,060** | 7,265 |

**Revenues** from the Health & Nutrition Division were $35.9 million for the quarter ended March 31, 2007, representing an increase of $8.0 million or 28.8% over revenues of $27.9 million for the same period in 2006. This increase came primarily from organic growth in all of our subsidiaries as well as from the acquisitions of AquaCap in January 2007 and DL Canada in September 2006.

**EBITDA** was $10.1 million (or 28.0% of revenues) for the quarter ended March 31, 2007 representing an increase of $2.8 million or 38.5% over the same period in 2006 where the EBITDA was $7.3 million (or 26.1% of revenues). Most of this increase came from organic growth, the acquisitions of AquaCap in January 2007 and from synergies realized from this acquisition and from the acquisition of Douglas Laboratories in December 2005. The EBITDA margin increase reflects the new EBITDA mix after the acquisition of AquaCap and the additional synergies realized during the first quarter of 2007 compared to the same period of 2006 following the acquisition of Douglas Laboratories in December 2005.

## Active Ingredients & Specialty Chemicals Division Results (AI&SC)

| | Quarters ended March 31, | |
|---|---|---|
| (in thousands of US dollars) | 2007 | 2006 |
| | $ | $ |
| **Revenues** | **58,790** | 48,130 |
| Earnings from operations | **4,644** | 3,867 |
| Depreciation and amortization | **255** | 222 |
| **EBITDA** | **4,899** | 4,089 |

**Revenues** from the Active Ingredients & Specialty Chemicals Division were $58.8 million for the quarter ended March 31, 2007, representing an increase of $10.7 million or 22.1% over revenues of $48.1 million for the same period in 2006. This increase is attributable essentially to the organic growth in all of our subsidiaries, to the western Canadian market development, to the acquisition of Amisol during the second quarter of 2006 and to the positive impact of the Euro against the US dollar for our European operations.

**EBITDA** was $4.9 million (or 8.3% of revenues) for the quarter ended March 31, 2007, representing an increase of $0.8 million or 19.8% over EBITDA of $4.1 million (or 8.5% of revenues) for the same period in 2006. This EBITDA increase is attributable essentially to organic growth, to the acquisition of Amisol and to the positive impact of the Euro against the US dollar for our European operations.

### LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

Our operations, our acquisitions and our capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidities and the use of our credit facility, as well as the issuance of common shares.

The authorized limit of our credit facility is $108.3 million (CAN$125 million) and we have the possibility to increase this amount up to $173.2 million (CAN$200 million) under certain conditions. This credit facility is a three-year term loan and is renewable annually. The facility is bearing interest at variable rates and is secured by a first hypothec on

all assets of the Company and its North American subsidiaries. Moreover, all the shares held by the Company in its French subsidiaries have been pledged as collateral security.

As of March 31, 2007, our consolidated cash and cash equivalents position was $24.4 million and our long-term debt amounted to $105.4 million. This long-term debt includes $94.5 million from our revolving credit facility, leaving approximately $13.8 million available from the current authorized amount of $108.3 million. The other portion of our long-term debt represents a subordinated debt of $11.6 million bearing interest at a rate of 7% and payable in June 2008 and 2009. Concurrent with the acquisition of Douglas Laboratories in December 2005, $50.0 million of borrowings were swapped to a three-year fixed rate.

The Company believes that these liquidities, combined with the revolving credit facility and the cash flow from operations, will be adequate to meet operating cash requirements in the foreseeable future. However, possible additional acquisitions of complementary businesses or products may require additional financing.

**OPERATING ACTIVITIES**

Cash flows generated by our operations were $9.8 million for the quarter ended March 31, 2007 compared to $0.2 million for the same period in 2006. These cash flow increases are primarily due to the increase of cash flows generated from existing operations and from newly-acquired companies. Cash flows generated by our operations during the first quarter of 2006 were negatively impacted by $7.8 million from the change in non-cash operating working capital items while this change in 2007 was almost nil.

**FINANCING ACTIVITIES**

For the quarter ended March 31, 2007, cash flows generated from financing activities were $11.4 million compared to cash flows used of $1.2 million during the same period in 2006. During 2006, the use of cash for financing activities reflects the repayment of long-term debt for $1.3 million. In 2007, the cash flows from financing activities came from the increase of $21.4 million in long-term debt for the acquisition of AquaCap in January 2007 offset by a repayment of long term debt during the first quarter of 2007 of $10.2 million.

**INVESTING ACTIVITIES**

Cash flows used in investing activities (excluding changes in short-term investments) were $19.5 million for the quarter ended March 31, 2007. These cash flows were almost completely used for the acquisition of AquaCap. For the first quarter of 2006, cash flows used in investing activities (excluding changes in short-term investments) amounted to $1.3 million and were used mainly to finalize the acquisition fees payment related to the Douglas Laboratories acquisition during December 2005.

**OUTSTANDING SHARE DATA**

As of May 8, 2007, there were 30,697,447 subordinate voting shares issued and outstanding and no more multiple voting shares. The multiple voting shares that were 100% owned by Æterna Zentaris, our former parent company, were converted into subordinate voting shares on a one-for-one basis at the closing of the secondary offering of October 18, 2006. As of May 8, 2007, there were 2,476,500 stock options outstanding.

## Quarterly Summary Financial Information (unaudited)

(Tabular amounts in thousands of US dollars, except per share data)

| | Quarters ended | | | |
|---|---|---|---|---|
| | March 31, 2007 | December 31, 2006 | September 30, 2006 | June 30, 2006 |
| | $ | $ | $ | $ |
| **Revenues** | 94,686 | 82,532 | 73,282 | 74,283 |
| H&N | 35,896 | 28,861 | 28,290 | 29,684 |
| AI&SC | 58,790 | 53,671 | 44,992 | 44,599 |
| **EBITDA** | 14,959 | 10,727 | 10,993 | 11,673 |
| H&N | 10,060 | 6,913 | 7,287 | 7,685 |
| AI&SC | 4,899 | 3,814 | 3,706 | 3,988 |
| **Net Earnings** | 8,618 | 7,035 | 6,409 | 6,319 |
| **EPS basic** (1) | 0.28 | 0.23 | 0.21 | 0.21 |
| **EPS diluted** (1) | 0.26 | 0.22 | 0.20 | 0.19 |

| | Quarters ended | | | |
|---|---|---|---|---|
| | March 31, 2006 | December 31, 2005 | September 31, 2005 | June 30, 2005 |
| | $ | $ | $ | $ |
| **Revenues** | 76,009 | 58,358 | 44,009 | 50,345 |
| H&N | 27,879 | 10,973 | 7,002 | 7,475 |
| AI&SC | 48,130 | 47,385 | 37,007 | 42,870 |
| **EBITDA** | 11,354 | 5,836 | 5,626 | 7,129 |
| H&N | 7,265 | 3,187 | 2,793 | 3,236 |
| AI&SC | 4,089 | 2,649 | 2,833 | 3,893 |
| **Net Earnings** | 6,892 | 3,999 | 3,083 | 3,968 |
| **EPS basic** (1) | 0.23 | 0.14 | 0.11 | 0.14 |
| **EPS diluted** (1) | 0.21 | 0.13 | 0.10 | 0.13 |

(1) Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.

The significant items explaining the important variation of the above quarterly results were primarily related to the important acquisitions made during the last 8 quarters. In the H&N Division, the acquisitions of AquaCap in January 2007, DL Canada in September 2006 and Douglas Laboratories in December 2005 are the significant items of the variations. For the AI&SC Division, the Amisol acquisition in May 2006 and the western Canadian market development starting in the fourth quarter of 2006 are the important elements of the variations.

**RELATED PARTY TRANSACTIONS**

Æterna Zentaris, formerly our parent company, completed the distribution of all its Atrium Biotechnologies shares to its shareholders on January 2, 2007. Since January 3, 2007, Æterna Zentaris is no longer a shareholder of Atrium Biotechnologies and no more related party transactions should occur in the future. The last related party transaction

we had with Æterna Zentaris, were presented in our 2006 Annual Report (refer to note 18 of our annual consolidated financial statements).

As of March 31, 2007, we were not the primary beneficiary of any variable interest entities.

**OFF-BALANCE SHEET ARRANGEMENTS**

As of March 31, 2007, there was no other off-balance sheet arrangement.

**CRITICAL ACCOUNTING POLICIES AND ESTIMATES**

There has been no significant change in Atrium Biotechnologies' accounting policies and estimates since December 31, 2006, except for the new accounting standards as disclosed below. Please refer to the corresponding section in our 2006 Annual Report for a complete description of our critical accounting policies and estimates.

**New Accounting Standards**

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments – Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity". Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and were adopted by the Company on January 1, 2007. The Company has applied these changes prospectively, except for the foreign currency translation of self-sustaining foreign operations that has been applied retroactively.

The adjustment related to the implementation of these new accounting standards, disclosed in the Statement of Accumulated other comprehensive income, represents the fair value, as of January 1, 2007, of the interest rate swap designated as a cash flow hedge. As from January 1, 2007, the fair value variation of the interest rate swap designated as a cash flow hedge is recorded in the Other comprehensive income. Moreover, the deferred financing fees are presented against the long-term debt.

**FINANCIAL AND OTHER INSTRUMENTS**

**Foreign Currency Risk**

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the quarter ended March 31, 2007, there were no significant risks related to operations using forward exchange contracts. Also, there were no significant risks related to forward exchange contracts outstanding as at March 31, 2007.

**Credit Risk**

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs on-going credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

**Interest Rate Risk**

We are exposed to market risk from changes in interest rates relating to our new revolving credit facility.
To mitigate this risk, $50.0 million of these borrowings were swapped to a three-year fixed rate maturing in December 2008. As at March 31, 2007, we have only $44.5 million of long-term debt which bears interest at floating rates.

**RISK FACTORS**

There has been no significant change in the risk factors and uncertainties facing Atrium Biotechnologies as described in the Company's 2006 annual MD&A.

**CONTINUOUS DISCLOSURE**

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.atrium-bio.com and www.sedar.com.

# Management's Discussion and Analysis of Financial Condition and Results of Operations ▶ Q1-2007

**INTERNAL CONTROL OVER FINANCIAL REPORTING**

Internal control over financial reporting ("ICFR") is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements. The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were changes to its ICFR during the year ended March 31, 2007 that have materially affected, or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

**FORWARD LOOKING STATEMENTS**

This report contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. The information contained herein is dated as of May 8, 2007, date of the Board's approval for the MD&A and the Consolidated Financial Statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of management,

Vice President, Finance and Chief Financial Officer

John Dempsey

**John Dempsey**
May 8, 2007

Industry Canada Industrie Canada

**Certificate of Amendment**

**Certificat de modification**

**Canada Business Corporations Act**

**Loi canadienne sur les sociétés par actions**

ATRIUM INNOVATIONS INC.

Name of corporation-Dénomination de la société

369384-8

Corporation number-Numéro de la société

I hereby certify that the articles of the above-named corporation were amended:

Je certifie que les statuts de la société susmentionnée ont été modifiés:

- ☐ a) under section 13 of the Canada Business Corporations Act in accordance with the attached notice; / a) en vertu de l'article 13 de la Loi canadienne sur les sociétés par actions, conformément à l'avis ci-joint;
- ☑ b) under section 27 of the Canada Business Corporations Act as set out in the attached articles of amendment designating a series of shares; / b) en vertu de l'article 27 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes désignant une série d'actions;
- ☐ c) under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment; / c) en vertu de l'article 179 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes;
- ☐ d) under section 191 of the Canada Business Corporations Act as set out in the attached articles of reorganization; / d) en vertu de l'article 191 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de réorganisation ci-jointes;

Richard G. Shaw
Director - Directeur

May 11, 2007 / le 11 mai 2007

Date of Amendment - Date de modification

Canada

Industry Canada Industrie Canada

Canada Business Corporations Act — Loi canadienne sur les sociétés par actions

**ELECTRONIC TRANSACTION REPORT** — **RAPPORT DE LA TRANSACTION ÉLECTRONIQUE**

**ARTICLES OF AMENDMENT (SECTIONS 27 OR 177)** — **CLAUSES MODIFICATRICES (ARTICLES 27 OU 177)**

**Processing Type - Mode de traitement:** E-Commerce/Commerce-É

| 1. **Name of Corporation - Dénomination de la société** | 2. **Corporation No. - N° de la société** |
|---|---|
| LES BIOTECHNOLOGIES ATRIUM INC.-<br>ATRIUM BIOTECHNOLOGIES INC. | **369384-8** |

3. **The articles of the above-named corporation are amended as follows:**
**Les statuts de la société mentionnée ci-dessus sont modifiés de la façon suivante:**

La dénomination sociale est modifiée pour :

ATRIUM INNOVATIONS INC.

---

La province ou le territoire au Canada où est situé le siège social est modifié pour : Québec

---

Autres changements :

Voir l' « Annexe 1 » ci-jointe. - See the annexed Schedule 1.

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ANNEXE 1

Le capital social de la société composé d'un nombre illimité d'actions à droit de vote multiple, d'actions à droit de vote subalterne et d'actions privilégiées est modifié de la façon suivante :

a) la catégorie d'actions à droit de vote multiple, dont aucune action n'est émise et en circulation, est annulée;

b) la désignation de la catégorie d'actions à droit de vote subalterne est modifiée en celle d'« actions ordinaires »; et

c) les droits, privilèges, conditions et restrictions afférents aux actions ordinaires et aux actions privilégiés du capital social de la société sont modifiés en conséquence et ce, pour des fins de concordance;

de telle sorte que le capital social autorisé de la société sera dorénavant composé d¿un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées, lesquelles comporteront les droits, privilèges, conditions et restrictions décrits à l'annexe 2 ci-jointe.

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SCHEDULE 1

The share capital of the Corporation consisting of an unlimited number of Multiple Voting Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Preferred Shares is amended as follows:

(a) the class of shares designated as Multiple Voting Shares, of which class no shares are issued and outstanding, is cancelled as a class;

(b) the shares designated as Subordinate Voting Shares are redesignated as "Common Shares"; and

(c) the rights, privileges, conditions and restrictions attaching to the Common Shares and the Preferred Shares of the share capital of the Corporation are amende d accordingly, for purposes of harmonization;

such that the authorized share capital of the Corporation shall hereafter consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares having the rights, privileges, conditions and restrictions described in Schedule 2 annexed hereto.

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ANNEXE 2

1. Actions ordinaires

Les détenteurs des actions ordinaires ont le droit :

a) de voter à toutes les assemblées des actionnaires, sauf aux assemblées auxquelles seuls les détenteurs d'une catégorie particulière d'actions ont le droit de vote;

b) sous réserve des droits, privilèges, conditions et restrictions afférents à toute autre catégorie d'actions de la société :

(i) de recevoir tout dividende déclaré par la société sur les actions ordinaires; et

(ii) de recevoir le reliquat des biens de la société advenant la liquidation ou dissolution volontaire ou forcée de la société.

2. Actions privilégiées

2.1 Émission en séries

Les actions privilégiées peuvent en tout temps être émises en une ou plusieurs séries, le nombre d'actions privilégiées devant composer chaque série sera déterminé par résolution du conseil avant telle émission.

2.2 Modalités de chaque série

Le conseil pourra, par résolution et avant l'émission d'actions privilégiées d'une série donnée, déterminer la désignation, les droits, privilèges, conditions et restrictions afférents aux actions privilégiées de telle série, y compris, mais sans limiter la portée de ce qui précède, le taux du dividende préférentiel, la date de paiement, les modalités et conditions relatives à l'acquisition par la société de telles actions, s'il y a lieu, et à l'échange ou la conversion de telles actions s'il y a lieu, le tout confirmé et déclaré par statuts de modification.

Nonobstant ce qui précède, les actions privilégiées ne confèrent pas à leur détenteur le droit de voter aux assemblées des actionnaires ou d'y assister, sauflor sque la Loi canadienne sur les sociétés par actions le permet.

2.3 Prix de rachat

Aux fins des présentes, l'expression « prix de rachat » quant à toute action privilégiée signifie :

a) lorsque cette action a été émise pour une contrepartie en numéraire, le montant auquel cette action a

été émise;

b) lorsque cette action a été émise, en tout ou en partie, pour une contrepartie autre que du numéraire, le montant en numéraire payé pour l'émission de cette action plus un montant égal à la juste valeur marchande de toute contrepartie d'autre nature reçue relativement à cette action; la juste valeur marchande doit être calculée à la date de l'émission de cette action et conformément aux normes d'évaluation reconnues.

Le prix de rachat doit être diminué du montant de tout remboursement de capital versé au détenteur de toute action privilégiée, et ce à compter de la date dudit remboursement de capital.

2.4 Rang

Les actions privilégiées de chaque série auront priorité sur les actions ordinaires de la société ainsi que sur toute autre action de rang subordonné aux actions privilégiées, à l'égard de la déclaration et du paiement des dividendes et de la distribution des biens en cas de liquidation ou de dissolution de la société, volontaire ou forcée, ou de quelque autre distribution des biens de la société entre ses actionnaires aux fins de liquider ses affaires. Les actions privilégiées de chaque série peuvent également se voir attribuer d'autres priorités ou privilèges sur les actions ordinaires de la société et sur toutes autres actions d'un rang subordonné aux actions privilégiées, qui peuvent être déterminés, dans le cas de chaque série, d'actions privilégiées dont l'émission est autorisée.

Les actions privilégiées de chaque série prendront rang de façon concurrente avec les actions privilégiées de toute autre série relativement au droit préférentiel quant au paiement de dividendes et à la distribution de l'actif en cas de liquidation ou de dissol ution de la société, qu'elle soit volontaire ou forcée, ou dans le cas de toute autre distribution de l'actif de la société entre ses actionnaires aux fins de liquider ses affaires.

2.5 Liquidation

Dans le cas de liquidation ou de dissolution volontaire ou forcée de la société ou de quelque autre distribution des biens de la société entre ses actionnaires aux fins de liquider ses affaires, les détenteurs d'actions privilégiées de chaque série auront droit de recevoir, et ce, avant qu'une distribution d'actif ne puisse être faite aux détenteurs d'actions ordinaires ou de toutes autres actions de rang subordonné, un montant égal au prix de rachat desdites actions plus un montant égal à tout dividende déclaré et non payé sur ces actions (qui aux fins des présentes, doit être calculé à la date de telle distribution) et rien de plus.

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SCHEDULE 2

1. Common Shares

The holders of the Common Shares are entitled:

a) to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;

b) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation:

(i) to receive any dividend declared by the Corporation on the Common Shares, subject to the prior rights of the holders of Preferred Shares; and

(ii) to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up of the Corporation.

2. Preferred Shares

2.1 Issuance in series

The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by resolution of the Board.

2.2 Terms of each Series

The Board shall, by resolution duly passed before the issue of any Preferred Shares of any series, determine the designation, rights, privileges, conditions and restrictions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the terms and conditions of redemption, if any, and conversion rights, if any, the whole as may be confirmed and declared by articles of amendment.

Notwithstanding the foregoing, no Preferred Shares shall have attached to them any right to vote at any meeting of shareholders or to attend thereat other than as provided for pursuant to the Canada Business Corporations Act.

2.3 Redemption Price

For the purposes hereof, the term "redemption price" for any Preferred Share shall mean:

a) where such share was issued for money, the amount for which such share was issued; or

b) where such share was issued in whole or in part for a consideration other than money, then the amount in money (if any) paid for the issue of such share plus an amount equal to the fair market value of such other consideration received; such fair market value shall be calculated as at the date of issue of such share and shall be determined in accordance with recognized standards of valuation.

The redemption price shall be reduced by the amount of any return of capital paid to the holder of any Preferred Share as of the date of such return of capital.

2.4 Ranking

The Preferred Shares of each series shall, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation or the dissolution of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares, and the Preferred Shares of each series shall also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined as to their respective series authorized to be issued.

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2.5 Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares of each series shall be entitled to receive, before any distribution of the assets is made among the holders of the Common Shares and any other class of shares ranking junior to the Preferred Shares, an amount equal to the redemption price for such shares plus an amount equal to all accrued and unpaid dividends thereon, whether or not declared (which for such purposes shall be calculated up to the date of such distribution) and no more.

| Date | Name - Nom | Signature | Capacity of - en qualité |
|---|---|---|---|
| 2007-05-11 | MANON DESLAURIERS | | DIRIGEANT AUTORISÉ |



Canada

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Form 6 - Formulaire 6

# Changes Regarding Directors - Changements concernant les administrateurs

*(Sections 106 and 113(1) of the CBCA - article 106 et paragraphe 113(1) de la LCSA)*

**Processing Type - Mode de traitement:** E-Commerce / Commerce-É **Date Filed - Date de dépôt:** 2007-05-10

**1 Corporation name - Dénomination sociale de la société**

LES BIOTECHNOLOGIES ATRIUM INC.-
ATRIUM BIOTECHNOLOGIES INC.

**2 Corporation No. - N° de la société**

369384-8

**3 The following person(s) is (are) newly appointed director(s):**
**La(les) personne(s) suivante(s) est(sont) nouvellement nommée(s) administrateur(s):**

| Name - Nom | Effective Date - Date d'entrée en vigueur |
|---|---|
| CAROLE ST-CHARLES | 2007-05-09 |

**4 The following person(s) ceased to be director(s):**
**La(les) personne(s) suivante(s) cesse(nt) d'agir à titre d'administrateur(s):**

| Name - Nom | Effective Date - Date d'entrée en vigueur |
|---|---|

**5 Members of the board of directors (list all board members including newly appointed director(s)):**
**Membres du conseil d'administration (liste de tous les membres du conseil, y compris les administrateurs nouvellement nommés):**

| Name - Nom | Residential Address - Adresse domiciliaire | Canadian Resident (Y/N) Résident canadien (O/N) |
|---|---|---|
| LUC DUPONT | 120, CHEMIN THOMAS-MAHER LAC-SAINT-JOSEPH, QUEBEC CANADA G0A 3M0 | Y |
| GÉRARD LIMOGES | 311 AVENUE KENSINGTON WESTMOUNT, QUEBEC CANADA H2Z 2H2 | Y |
| YVSE JULIEN | 464, AVENUE CLARKE WESTMOUNT, QUEBEC CANADA H3Y 3C7 | Y |
| PIERRE LAURIN | 45 RUE DES FAUVETTES VERDUN, QUEBEC CANADA H3E 1X4 | Y |
| ALAIN BOUCHARD | 6 RUE NOGENT VILLE DE LORRAINE, QUEBEC CANADA J6Z 4J9 | Y |
| YVON BOLDUC | 1, BOUL. GOUIN EST MONTRÉAL, QUEBEC CANADA H3L 1A6 | Y |
| JACQUES GAUTHIER | 2011, RUE DES SAULES ST-BRUNO, QUEBEC CANADA J3V 5Z8 | Y |
| PLACIDE POULIN | 583, STE-MADELEINE STE MARIE BEAUCE, QUEBEC CANADA G6E 3H9 | Y |
| CAROLE ST-CHARLES | 735, MARIE-VICTORIN VERCHÈRES, QUEBEC CANADA J0L 2R0 | Y |

**6 Change of address of a director:**
**Changement d'adresse d'un administrateur:**

| Name - Nom | Residential Address - Adresse domiciliaire |
|---|---|

**7 Declaration - Déclaration:**
I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.
J'atteste par la présente que je possède une connaissance suffisante de la société et que je suis autorisé à signer et à soumettre le présent formulaire.

Print Name - Nom en lettres moulées
**MANON DESLAURIERS**
Telephone number - Numéro de téléphone
**418-652-1116 x245**

Signature

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the *CBCA*).
Nota: Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d'une amende maximale de 5000 $ ou d'un emprisonnement maximal de six mois, ou de ces deux peines (paragraphe 250(1) de la *LCSA*).

Canada

**Formulaire 3 - Changement de dirigeants / administrateurs / fiduciaires**

Émetteur: Atrium Biotechnologies Inc.

---

| | | | |
|---|---|---|---|
| Titre de politesse: | Madame | | |
| Prénom: | Carole | | |
| Autre(s) prénom(s): | Marie-Hélène | | |
| Nom: | St-Charles | | |
| Date de naissance (MM/JJ/AAAA): | 05/05/1955 | | |
| Un formulaire de renseignements personnels (FRP) a-t-il été déposé?: | Oui | Quand: | 04/25/2007 |

---

| Type de changement | Titre du poste | Date d'entrée en vigueur |
|---|---|---|
| Nouveau | administrateur | 05/09/2007 |

---

**Déposé au nom de l'émetteur par :**

| | |
|---|---|
| Nom: | Linda Vien |
| Téléphone: | 4186521116266 |
| Courriel: | lvien@atrium-bio.com |
| Date de l'envoi: | |
| Dernière mise à jour: | |

Registraire des entreprises
Québec

[redacted]

# Déclaration modificative
## Personne morale

*Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales* (L.R.Q., c. P-45, art. 34)

**Remplir les deux exemplaires du formulaire.**

**Nom de la personne morale** - Inscrire le nom apparaissant actuellement au registre des entreprises.

| Nom | Obligatoire — Numéro d'entreprise du Québec (NEQ) |
|---|---|
| Les Biotechnologies Atrium inc. | 1 1 4 9 0 1 5 7 1 2 |

Remplir uniquement les sections où une modification doit être effectuée.

## 1 - Identification

- Une modification au nom entraînera le remplacement du nom déclaré au registre. Inscrire le nouveau nom de la personne morale si celui-ci a été légalement changé. Cette déclaration ne constitue pas une procédure légale de changement de nom. Si ce nom est dans une autre langue que le français, déclarer la version française de ce nom s'il en existe une, sinon voir la section 4E.

### A) Nom et domicile

Nouveau nom: Atrium Innovations Inc.

Version dans une autre langue, s'il y a lieu:

**Domicile** - Inscrire la nouvelle adresse, s'il y a lieu.

| N° | Nom de la rue, app./bureau |
|---|---|
| 1405 | boulevard du Parc-Technologique |

| Municipalité/ville | Province/État |
|---|---|
| Québec | QC |

| Code postal | Pays |
|---|---|
| G 1 P 4 P 5 | Canada |

### B) Domicile élu (adresse de correspondance)

Marquer d'un X si vous désirez retirer l'adresse de correspondance déjà déclarée au registre. ☐

Pour déclarer ou modifier une adresse de correspondance, remplir toutes les cases ci-dessous.

Nom du destinataire:

| N° | Nom de la rue, app./bureau |
|---|---|
| | |

| Municipalité/ville | Province/État |
|---|---|
| | |

| Code postal | Pays |
|---|---|
| | |

## 2 - Forme juridique

- Inscrire le code correspondant à la nouvelle forme juridique. Cette dernière ne peut être modifiée que dans les limites légales permises.

**Codes :** CIE Compagnie; COP Coopérative; MUT Mutuelle d'assurance; APE Association personnifiée; SYC Syndicat de copropriété; AU Autre

Si autre, le détailler obligatoirement.

| Code | Loi constitutive | Lieu (province/État/pays) | Date de constitution |
|---|---|---|---|
| | | | |

## 3 - Dispositions particulières

- Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ et la section correspondante.

### A) Continuation ou transformation

Marquer d'un X si la personne morale a fait l'objet d'une continuation ou d'une transformation depuis sa dernière déclaration et inscrire l'information appropriée.

| Continuation ☐ Transformation ☐ | Nouvelle loi applicable | Lieu (province/État/pays) | Année | Mois | Jour |
|---|---|---|---|---|---|
| | | | | | |

### B) Fusion ou scission

- Marquer d'un X si la personne morale a fait l'objet d'une fusion simplifiée ou d'une scission depuis sa dernière déclaration et inscrire l'information appropriée.

| Fusion ☐ Scission ☐ | Lieu (province/État/pays) | Année | Mois | Jour |
|---|---|---|---|---|
| | | | | |

Inscrire les nom, domicile et numéro d'entreprise du Québec (NEQ), s'il y a lieu, de toutes les personnes morales partie à cette fusion simplifiée (les composantes) ou à cette scission.

| | |
|---|---|
| Numéro d'entreprise du Québec (NEQ): 1 1 | Numéro d'entreprise du Québec (NEQ): 1 1 |
| Nom | Nom |
| N° / Nom de la rue, app./bureau | N° / Nom de la rue, app./bureau |
| Municipalité/ville / Province/État | Municipalité/ville / Province/État |
| Code postal / Pays | Code postal / Pays |

| Numéro d'entreprise du Québec (NEQ) | |
|---|---|
| NEQ | 1 1 4 9 0 1 5 7 1 2 |

## 3 - Dispositions particulières (suite)

**C) Avis d'intention de dissolution ou de liquidation** - Marquer la case appropriée d'un X.

Lorsque que l'avis d'intention de se dissoudre se rapporte à une personne morale régie par la *Loi sur les compagnies*, une demande de dissolution doit également être présentée au registre des entreprises.

| La personne morale déclare qu'elle a l'intention : | | La personne morale déclare qu'elle n'a plus l'intention : | |
|---|---|---|---|
| de se liquider ou de demander sa liquidation ☐ | de se dissoudre ou de demander sa dissolution ☐ | de se liquider ou de demander sa liquidation ☐ | de se dissoudre ou de demander sa dissolution ☐ |

## 4 - Informations générales

**A) Nature des deux principaux domaines d'activité de la personne morale**

| En cas de modification, réinscrire les deux principaux domaines d'activité. | *Réservé à l'administration* |
|---|---|
| 1er domaine d'activité | *Code d'activité* |
| 2e domaine d'activité (s'il y a lieu) | *Code d'activité* |

**B) Nombre de salariés au Québec** - Marquer la case appropriée d'un X.

| | | | | | | |
|---|---|---|---|---|---|---|
| 0 Aucun ☐ | A De 1 à 5 ☐ | C De 11 à 25 ☐ | E De 50 à 99 ☐ | G De 250 à 499 ☐ | I De 750 à 999 ☐ | K De 2 500 à 4 999 ☐ |
| | B De 6 à 10 ☐ | D De 26 à 49 ☐ | F De 100 à 249 ☐ | H De 500 à 749 ☐ | J De 1 000 à 2 499 ☐ | L 5 000 et plus ☐ |

**C) Période d'existence**

| | Année | Mois | Jour |
|---|---|---|---|
| Si l'existence légale de la personne morale est limitée dans le temps, inscrire la date de cessation prévue. | | | |

**D) Identification des établissements au Québec**

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire le nom, l'adresse complète de cet établissement et les deux principaux domaines d'activité qui y sont exercés.
- Pour modifier ou ajouter soit le nom, l'adresse, les deux principaux domaines d'activité d'un établissement, ou pour déclarer une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous « ajout ».
  Pour retirer un établissement, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement. Pour déclarer la cessation de la vente de tabac au détail, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement concerné.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

**Établissement principal au Québec**

| **Ajout** | | **Retrait de l'établissement principal** ☐ | **Retrait vente de tabac au détail seulement** ☐ |
|---|---|---|---|
| Nom | | Nom | |
| N° | Nom de la rue, app./bureau | N° | Nom de la rue, app./bureau |
| Municipalité/ville | | Municipalité/ville | |
| Province | Code postal | Province | Code postal |
| Principaux domaines d'activité de cet établissement | *Réservé à l'administration* | Principaux domaines d'activité de cet établissement | *Réservé à l'administration* |
| 1er domaine d'activité | *Code d'activité* | 1er domaine d'activité | *Code d'activité* |
| 2e domaine d'activité (s'il y a lieu) | *Code d'activité* | 2e domaine d'activité (s'il y a lieu) | *Code d'activité* |

➜ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐

**Autres établissements**

| **Ajout** | | **Retrait de cet établissement** ☐ | **Retrait vente de tabac au détail seulement** ☐ |
|---|---|---|---|
| Nom | | Nom | |
| N° | Nom de la rue, app./bureau | N° | Nom de la rue, app./bureau |
| Municipalité/ville | | Municipalité/ville | |
| Province | Code postal | Province | Code postal |
| Principaux domaines d'activité de cet établissement | *Réservé à l'administration* | Principaux domaines d'activité de cet établissement | *Réservé à l'administration* |
| 1er domaine d'activité | *Code d'activité* | 1er domaine d'activité | *Code d'activité* |
| 2e domaine d'activité (s'il y a lieu) | *Code d'activité* | 2e domaine d'activité (s'il y a lieu) | *Code d'activité* |

➜ ***Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires en indiquant votre NEQ, la section correspondante et les modifications en terme d'ajout et/ou de retrait.

| Numéro d'entreprise du Québec (NEQ) | |
|---|---|
| NEQ | 1 1 4 9 0 1 5 7 1 2 |

## 4 - Informations générales (suite)

- Tout changement concernant l'établissement principal doit être déclaré dans la section prévue à cette fin.
- Pour ajouter ou retirer un établissement, inscrire le nom, l'adresse complète de cet établissement et les deux principaux domaines d'activité qui y sont exercés.
- Pour modifier ou ajouter soit le nom, l'adresse, les deux principaux domaines d'activité d'un établissement, ou pour déclarer une activité à déclaration obligatoire, inscrire toutes les coordonnées désignant cet établissement sous « ajout ».
  Pour retirer un établissement, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement. Pour déclarer la cessation de la vente de tabac au détail, cocher la case correspondant au « retrait » et inscrire les coordonnées de l'établissement concerné.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

### Autres établissements

| Ajout | | Retrait de cet établissement ☐ / Retrait vente de tabac au détail seulement ☐ | |
|---|---|---|---|
| Nom | | Nom | |
| N° / Nom de la rue, app./bureau | | N° / Nom de la rue, app./bureau | |
| Municipalité/ville | | Municipalité/ville | |
| Province | Code postal | Province | Code postal |
| Principaux domaines d'activité de cet établissement | *Réservé à l'administration* | Principaux domaines d'activité de cet établissement | *Réservé à l'administration* |
| 1er domaine d'activité | *Code d'activité* | 1er domaine d'activité | *Code d'activité* |
| 2e domaine d'activité (s'il y a lieu) | *Code d'activité* | 2e domaine d'activité (s'il y a lieu) | *Code d'activité* |

**→ *Activité à déclaration obligatoire : Marquer d'un X si vous exploitez un point de vente de tabac au détail (001).*** ☐

### E) Autres noms utilisés au Québec

- Déclarer tout autre nom utilisé par la personne morale dans l'exercice de ses activités, dans l'exploitation de son entreprise ou aux fins de la possession d'un droit réel immobilier autre qu'une priorité ou une hypothèque. Cela comprend notamment les noms d'emprunt utilisés, les noms de marchandises ou de services (marques de commerce) dont la personne morale est propriétaire ou usagère au Québec. S'il s'agit d'une marque de commerce, le préciser.
- Déclarer tout nouveau nom sous ajout et tout nom qui n'est plus utilisé sous retrait. Une version française est obligatoire pour chacun des noms déclarés dans une autre langue.
- Si vous avez cessé d'utiliser un nom déclaré dans un établissement, veuillez également le retirer dans la section « Autres noms utilisés au Québec ».

| Ajout | Retrait |
|---|---|
| Nom | Nom |
| Nom | Nom |
| Nom | Nom |

## 5 - Identification des actionnaires - Pour toute modification, **réinscrire** par ordre d'importance le nom et le domicile des trois actionnaires qui détiennent le plus grand nombre de voix.

Est-ce que le premier actionnaire détient plus de 50 % des voix? Marquer la case appropriée d'un X. Oui ☐ Non ☐

| | | | |
|---|---|---|---|
| Nom du **premier** actionnaire | | | |
| N° / Nom de la rue | | | App./bureau |
| Municipalité/ville | Province/État | Code postal | Pays |
| Nom du **deuxième** actionnaire | | | |
| N° / Nom de la rue | | | App./bureau |
| Municipalité/ville | Province/État | Code postal | Pays |
| Nom du **troisième** actionnaire | | | |
| N° / Nom de la rue | | | App./bureau |
| Municipalité/ville | Province/État | Code postal | Pays |

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

| Numéro d'entreprise du Québec (NEQ) | |
|---|---|
| NEQ | 1 1 4 9 0 1 5 7 1 2 |

## 6 - Identification des administrateurs (qui sont membres du conseil d'administration) - Inscrire le code de fonction, le nom et le domicile pour tout changement (ajout/retrait ou modification de la fonction ou du domicile d'un administrateur).

Exemples :
- les **nouveaux** administrateurs : marquer la case **ajout** d'un X et inscrire les informations les concernant ;
- les personnes qui **n'agissent plus** comme administrateurs : marquer la case **retrait** d'un X et inscrire les informations les concernant ;
- les administrateurs dont la fonction ou le domicile est modifié doivent fournir toutes les informations les concernant (code de fonction, nom et domicile) : marquer une case **retrait** d'un X et inscrire les informations déjà déclarées ; marquer une case **ajout** d'un X et inscrire les nouvelles informations.

**Codes de fonction des administrateurs :** **PR** Président, **VP** Vice-président, **SE** Secrétaire, **TR** Trésorier, **ST** Secrétaire-trésorier, **AD** Administrateur, **Au** Autre

| Champ | Administrateur 1 | Administrateur 2 |
|---|---|---|
| Ajout / Retrait | Ajout [X] Retrait [ ] | Ajout [ ] Retrait [ ] |
| Code(s) | AD | |
| Si code AU, le **détailler** obligatoirement. | | |
| Nom et prénom | St-Charles, Carole | |
| N° | 735 | |
| Nom de la rue, appartement | Marie-Victorin | |
| Municipalité/ville | Verchères | |
| Province/État | QC | |
| Code postal | J 0 L 2 R 0 | |
| Pays | Canada | |

| Champ | Administrateur 3 | Administrateur 4 |
|---|---|---|
| Ajout / Retrait | Ajout [ ] Retrait [ ] | Ajout [ ] Retrait [ ] |
| Code(s) | | |
| Si code AU, le **détailler** obligatoirement. | | |
| Nom et prénom | | |
| N° | | |
| Nom de la rue, appartement | | |
| Municipalité/ville | | |
| Province/État | | |
| Code postal | | |
| Pays | | |

| Champ | Administrateur 5 | Administrateur 6 |
|---|---|---|
| Ajout / Retrait | Ajout [ ] Retrait [ ] | Ajout [ ] Retrait [ ] |
| Code(s) | | |
| Si code AU, le **détailler** obligatoirement. | | |
| Nom et prénom | | |
| N° | | |
| Nom de la rue, appartement | | |
| Municipalité/ville | | |
| Province/État | | |
| Code postal | | |
| Pays | | |

## 7 - Fondé de pouvoir - Si la personne morale n'a ni domicile ni établissement au Québec ou est dispensée de déclarer l'adresse de son domicile et/ou de ses établissements, inscrire le nom et l'adresse complète d'un fondé de pouvoir qui réside au Québec.

Marquer d'un X si vous désirez retirer le fondé de pouvoir déjà déclaré au registre. [ ]

Pour déclarer ou modifier des informations concernant le fondé de pouvoir, remplir toutes les cases ci-dessous.

| Nom | | | |
|---|---|---|---|
| N° | Nom de la rue | | App./bureau |
| Municipalité/ville | Province | | Code postal |

Si l'espace prévu est insuffisant, joindre une annexe remplie en deux exemplaires, en indiquant votre NEQ, la section correspondante et les modifications en termes d'ajout et/ou de retrait.

| Numéro d'entreprise du Québec (NEQ) | |
|---|---|
| NEQ | 1 1 4 9 0 1 5 7 1 2 |

## 8 - Identification des personnes qui ne sont pas membres du conseil d'administration (président, secrétaire, principal dirigeant)

- Pour ajouter des coordonnées, inscrire le code de fonction, le nom et le domicile sous ajout.
- Pour retirer des coordonnées déjà déclarées, inscrire le code de fonction, le nom et le domicile sous retrait.
- Pour modifier des coordonnées, inscrire les nouvelles coordonnées sous ajout et les coordonnées déjà déclarées sous retrait.

**Codes de fonction : PR** Président **SE** Secrétaire **PD** Principal dirigeant

| Ajout | | Retrait | |
|---|---|---|---|
| Code | Nom et prénom | Code | Nom et prénom |
| N° | Nom de la rue, app./bureau | N° | Nom de la rue, app./bureau |
| Municipalité/ville | Province/État | Municipalité/ville | Province/État |
| Code postal | Pays | Code postal | Pays |
| Code | Nom et prénom | Code | Nom et prénom |
| N° | Nom de la rue, app./bureau | N° | Nom de la rue, app./bureau |
| Municipalité/ville | Province/État | Municipalité/ville | Province/État |
| Code postal | Pays | Code postal | Pays |
| Code | Nom et prénom | Code | Nom et prénom |
| N° | Nom de la rue, app./bureau | N° | Nom de la rue, app./bureau |
| Municipalité/ville | Province/État | Municipalité/ville | Province/État |
| Code postal | Pays | Code postal | Pays |

## 9 - Administrateur du bien d'autrui

- Cette personne a les droits et obligations que la *Loi sur la publicité légale des entreprises individuelles, des sociétés et des personnes morales* confère à la personne morale.

Marquer d'un X si vous désirez retirer l'administrateur du bien d'autrui déjà déclaré au registre. ☐

Pour déclarer ou modifier des informations concernant l'administrateur du bien d'autrui, remplir toutes les cases ci-dessous.

**CU** Curateur ☐ **FI** Fiduciaire ☐ **LI** Liquidateur ☐ **SQ** Séquestre ☐ **SY** Syndic ☐

**AU** Autre ☐ Si autre, le **détailler** obligatoirement.

| Nom | | N° | Nom de la rue, app./bureau |
|---|---|---|---|
| Municipalité/ville | Province/État | Code postal | Pays |

## 10 - Certification

Je Manon Deslauriers

Prénom et nom de la personne autorisée

domicilié(e) au 4622, rue Caroline-Valin, Cap-Rouge, QC G1Y 3R1, Canada

N°, rue, appartement, municipalité/ville, province, code postal et pays

atteste que je suis la personne autorisée par la personne morale à signer la présente déclaration et que les renseignements déclarés sont vrais.

Signature obligatoire

2007/05/14

Date (année/mois/jour)

Un exemplaire de cette déclaration sera déposé au registre des entreprises et l'autre vous sera retourné.

**SIGNER ET RETOURNER TOUTES LES PAGES DE CETTE DÉCLARATION EN DEUX EXEMPLAIRES.**

**NE PAS TÉLÉCOPIER.**

ATRIUM
BIOTECHNOLOGIES

**VIA SEDAR**

Quebec City, May 17, 2007

To all Securities Commissions or similar regulatory authorities of each province of Canada

**Re : Atrium Biotechnologies Inc.**
**Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* (« NI 51-102 »)**

Ladies and Gentlemen:

Following the annual meeting of shareholders of Atrium Biotechnologies Inc. (the "Corporation") held on May 9, 2007 (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

| Item Voted Upon | Voting Result |
|---|---|
| 1. Election of Directors | • The nominees proposed by management were elected by a majority of shareholders on a show of hands. |
| 2. Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors | • PricewaterhouseCoopers LLP were appointed as the Corporation's auditors by a majority of shareholders on a show of hands. |
| 3. Amendments to the Corporation's Articles of Incorporation | • The special resolution concerning the amendments to the Corporation's Articles of Incorporation were approved by the required majority of shareholders on a show of hands. |
| 4. Amendments to the resolution concerning the amendments to the Corporation's Stock Option Plan | • The amendments to the resolution concerning the amendments of the Corporation's Stock Option Plan were approved by a majority of shareholders on a show of hands. |
| 5. Amendments to the Corporation's Stock Option Plan | • The amendments to the Corporation's Stock Option Plan were approved by a majority of shareholders on a show of hands. |

Yours truly,

Manon Deslauriers,
Corporate Secretary

HEALTH AND NUTRITION
Division

ACTIVE INGREDIENTS
AND SPECIALTY CHEMICALS
Division

1405, boul. du Parc-Technologique
Québec (Québec) CANADA G1P 4P5
Tel.: (418) 652-1116
Fax: (418) 652-0151
atrium@atrium-bio.com
www.atrium-bio.com

**FORM 51-102F3**

**MATERIAL CHANGE REPORT**

**ATRIUM BIOTECHNOLOGIES INC.**

## 1. Reporting Issuer

Atrium Biotechnologies Inc. (the « Corporation »)
1405 boulevard du Parc-Technologique
Quebec, QC G1P 4P5

## 2. Date of Material Change

May 11, 2007

## 3. Press Release

The Corporation issued a press release, on May 10, 2007, indicating the material change. A copy of the press release is attached hereto as Schedule A.

## 4. Summary of Material Change

The Corporation announced that it is changing its corporate name. Moreover, the Corporation filed Articles of Amendment in order to modify the designation of its subordinate voting shares in common shares.

## 5. Full Description of Material Change

### a. Change of Corporate Name

At the annual general and special meeting of shareholders of the Corporation held on May 9, 2007, the Corporation's shareholders approved a special resolution to amend the Articles of the Corporation, so as to change the corporate name to « Atrium Innovations Inc. ». The details with respect to the change of corporate name are set out in the Corporation's management proxy circular dated March 16, 2007. Atrium does not intend to change its stock symbol.

The Corporation filed, on May 11, 2007, Articles of Amendment giving effect to the change of corporate name.

**b. Redesignation of Subordinate Voting Shares**

The Articles of Amendment filed by the Corporation provide that the subordinate voting shares of the Corporation are redesignated as "common shares". At the time of its initial listing on the TSX in 2005, the Corporation had multiple voting shares and subordinate voting shares issued and outstanding. All of the Corporation's outstanding multiple voting shares were held by Æterna Zentaris Inc., which, in October 2006, converted all of its multiple voting shares into subordinate voting shares and subsequently disposed of such shares. The Corporation had not intention of issuing additional multiple voting shares. Accordingly, the Articles of Amendment have the effect of deleting all references to multiple voting shares and redesignating the Corporation's subordinate voting shares as common shares.

**6. Reliance on Confidentiality Section of the Act**

Not applicable.

**7. Omitted Information**

Not applicable.

**8. Executive Officer**

Further information regarding the matters described in this report may be obtained from Mr. John Dempsey, Vice-President, Finance and Chief Financial Officer. Mr. Dempsey, who is knowledgeable about the details of the material change and may be contacted at (418) 652-1116.

**9. Date of the Material Change Report**

May 16, 2007.

ATRIUM
INNOVATIONS

**PRESS RELEASE**
FOR IMMEDIATE RELEASE

# Atrium Biotechnologies becomes Atrium Innovations and Appoints New Board Member

**Quebec City, Canada, May 10, 2007** – Atrium Biotechnologies Inc. (TSX: ATB) today announced that it is changing its name to Atrium Innovations Inc. The name change reflects the evolution from being the subsidiary of a biotechnology company to a leading multi product manufacturer and marketer as well as the increased recognition for having a diversified and innovative product portfolio. This new name demonstrates a global perspective and facilitates the creation of shareholder value through a new and clearer image of an integrated international company.

**Board of Directors**

Mr. Pierre Laurin, Chairman of the Board of Atrium Innovations, announced the appointment of Mrs. Carole St-Charles to the Board of Atrium Innovations. Mrs. St-Charles is the president of Consortium J.L.F. Inc., a limited partner of J.L Freeman LP which commercializes food and O.T.C. health care products. "We are delighted to be able to count on her pertinent business experience to pursue our strategic plan", stated Pierre Laurin.

**About Atrium**

Atrium Innovations Inc. is a recognized leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries. The Company focuses primarily on growing segments of the health and personal care markets which are benefiting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through its highly specialized sales and marketing network in more than 50 countries, primarily in North America, Europe and Asia. Atrium has over 560 employees and operates four manufacturing facilities. Additional information about Atrium is available on its Web site at www.atrium-bio.com.

***Cautionary Note and Forward-Looking Statements***

*This press release contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable, but cautions the reader that these assumptions*

*regarding future events, many of which are beyond its control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company. For additional information with respect to these and other factors, see the Company's quarterly and annual filings with the Canadian securities commissions. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.*

-30-

**Source:** Atrium Innovations Inc.

**Investor Relations:**
John Dempsey
Vice President, Finance and Chief Financial Officer
(418) 652-1116 ext. 287
jdempsey@atrium-bio.com

**Media Relations:**
Frédéric Tremblay
HKDP
(514) 395-0375 ext. 234
ftremblay@hkdp.qc.ca

END